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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2*
DIRECT INSITE CORP.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
25457C 20 7

(CUSIP Number)
Thomas C. Lund
7613 Bay Colony Drive
Naples, FL 34109

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 30, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, seethe Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	25457C 20 7	Page	2	of	5 pages

1	NAMES OF REPORTING PERSONS Thomas C. Lund I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		725,621

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		725,621

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	725,621

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.5%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	25457C 20 7	Page	3	of	5 pages
Item 1. Security and Issuer
     This Amendment Number 2 amends that certain statement on Schedule 13D filed by the Reporting Person on June 19, 2007 (as previously amended, the “Statement”) and which relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Direct Insite Corp., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 80 Orville Drive, Bohemia, New York 11716.
Item 2. Source and Amount of Funds or Other Consideration
     Item 2 of the Statement is amended to add the following:
     From October 7, 2008 to October 30, 2008, Mr. Lund acquired, through a brokerage account, owed by his wife, Carol A. Lund, from personal funds, an aggregate of 26,689 shares of Common Stock in open market transactions for aggregate consideration of $27,473.65 plus commissions.
Item 4. Interest in Securities of the Issuer
Item 4(a) of the Statement is amended and restated in its entirety, as follows:
Mr. Lund (through the Trust and brokerage accounts owned by his wife Carol A. Lund) beneficially owns an aggregate of 725,621 shares, including 352,304 shares which may be acquired upon exercise of the Warrant. The shares of Common Stock owned by Mr. Lund and acquirable upon exercise of the Warrant constitute 7.5% of the shares of Common Stock outstanding, calculated in accordance with Rule 13d-3. This information is based upon there being 9,352,616 shares of Common Stock outstanding as of September 26, 2008, as reported in the Issuer’s Registration on Form S-1 filed on October 2, 2008.
All shares previously reported as being held in Mr. Lund’s individual retirement account have now been transferred from that individual retirement account to a brokerage account owned by the Trust. Mr. Lund no longer holds any shares of Common Stock in his individual retirement account.
Item 4(c) of the Statement is amended by adding the following:
Additionally, Mr. Lund has acquired the following shares, at the following per share prices, into the brokerage account owned by Ms. Lund, in open market transactions:

Date	Shares	Per share Price	Aggregate Price
10/7/08	59	$0.85	$50.15
10/8/08	50	$1.10	$55.00
10/9/08	4,950	$1.10	$5,445.00

CUSIP No.	25457C 20 7	Page	4	of	5 pages

Date	Shares	Per share Price	Aggregate Price
10/9/08	1,100	$1.00	$1,100.00
10/10/08	7	$1.00	$7.00
10/10/08	5,000	$1.10	$5,500.00
10/14/08	1,600	$1.00	$1,600.00
10/15/08	110	$1.00	$110.00
10/16/08	1	$1.00	$1.00
10/17/08	2,182	$1.00	$2,182.00
10/17/08	2,818	$0.95	$2,677.10
10/28/08	16	$0.95	$15.20
10/30/08	7,500	$1.00	$7,500.00
10/30/08	1,296	$.95	$1,231.20

CUSIP No.	55457C 20 7	Page	5	of	5 pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 7, 2008

/s/ JOHN B. STORY, attorney in fact Thomas C. Lund by Power of Attorney granted to John B. Story